Filed Pursuant to Rule 424(b)(5)
                                                  Registration Nos. 333-64871
                                                                    333-64871-01
                                                                    333-64871-02
                                                                    333-64871-03
                                                                    333-64871-04


          Prospectus Supplement to Prospectus Dated November 15, 2000

                               25,000,000 Shares

                            (Southern Company Logo)

                                  Common Stock

                          ---------------------------

     The outstanding shares of common stock of The Southern Company ("Southern") are, and the shares of common stock offered hereby ("Stock") will be, listed on the New York Stock Exchange ("NYSE"). The reported last sale price of the common stock on the NYSE on December 6, 2000 was $29.25 per share.

                          ---------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ---------------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial price to public.....................................   $28.50      $712,500,000
Underwriting discount.......................................   $  .92      $ 23,000,000
Proceeds, before expenses, to Southern......................   $27.58      $689,500,000

-------------------------

     The underwriters may also purchase up to an additional 3,750,000 shares of Stock, at the public offering price, less the underwriting discounts, within 30 days from the date of this Prospectus Supplement to cover over-allotments.

     The underwriters expect to deliver the shares against payment in New York, New York on December 12, 2000.

                          ---------------------------

GOLDMAN, SACHS & CO.
            BANC OF AMERICA SECURITIES LLC
                         LEHMAN BROTHERS
                                     MERRILL LYNCH & CO.
                                              MORGAN STANLEY DEAN WITTER
                                                      UBS WARBURG LLC

                          ---------------------------

                 Prospectus Supplement dated December 6, 2000.

                                USE OF PROCEEDS

     The proceeds from the sale of the Stock will be used by Southern for general corporate purposes, including the investment by Southern in its subsidiaries in the southeastern United States, and to repay a portion of its outstanding short-term debt, which aggregated approximately $1,428,000,000 as of December 6, 2000.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in the accompanying Prospectus or incorporated herein by reference.

                                                                                            TWELVE
                                                                                            MONTHS
                                                                                             ENDED
                                                   YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                        ----------------------------------------------      2000(4)
                                         1995     1996     1997(1)   1998(2)   1999(3)    (UNAUDITED)
                                        ------   -------   -------   -------   -------   -------------
                                                 (MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
Operating Revenues....................  $9,180   $10,358   $12,611   $11,403   $11,585      $15,863
Earnings Before Interest, Minority
  Interests and Income Taxes..........  $2,669   $ 2,701   $ 2,876   $ 2,733   $ 3,446      $ 3,518
Consolidated Net Income...............  $1,103   $ 1,127   $   972   $   977   $ 1,276      $ 1,323
Earnings per Share of Common Stock....  $ 1.66   $  1.68   $  1.42   $  1.40   $  1.86      $  2.02
Dividends Paid per Share of Common
  Stock...............................  $ 1.22   $  1.26   $  1.30   $  1.34   $  1.34      $  1.34
Ratio of Earnings to Fixed
  Charges(5)..........................    3.75      3.68      2.87      2.46      2.74         2.42
Ratio of Earnings to Fixed Charges
  Plus Preferred Dividend Requirements
  (Pre-Income Tax Basis)(6)...........    3.13      3.12      2.67      2.38      2.68         2.38

                                                                CAPITALIZATION AS OF
                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                              ACTUAL    AS ADJUSTED(7)
                                                              -------   ---------------
                                                                  (MILLIONS, EXCEPT
                                                                    PERCENTAGES)
Common Stock Equity.........................................  $ 9,380   $10,656    41.6%
Preferred Stock of Subsidiaries.............................      368       368     1.4
Company or Subsidiary Obligated Mandatorily Redeemable
  Capital and Preferred Securities..........................    2,320     2,665    10.4
Long-Term Debt..............................................   11,947    11,947    46.6
                                                              -------   -------   -----
          Total, excluding amounts due within one year of
            $342 million....................................  $24,015   $25,636   100.0%
                                                              =======   =======   =====

---------------------

(1) In 1997, "Earnings Before Interest, Minority Interests and Income Taxes" and "Consolidated Net Income" reflect a non-recurring windfall profit tax of $148,000,000 and $111,000,000, respectively.
(2) In 1998, "Earnings Before Interest, Minority Interests and Income Taxes" and "Consolidated Net Income" reflect non-recurring asset write-downs of $342,000,000 and $221,000,000, respectively.
(3) In 1999, "Earnings Before Interest, Minority Interests and Income Taxes" reflects a non-recurring asset write-down of $69,000,000 and the sale of the South Western Electricity supply business of $266,000,000. "Consolidated Net Income" reflects a non-recurring asset write-down of $69,000,000 and a gain on the sale of the South Western Electricity supply business of $78,000,000.
(4) For the twelve months ended September 30, 2000, "Earnings Before Interest, Minority Interests and Income Taxes" and "Consolidated Net Income" reflect a non-recurring asset write-down of $9,000,000.
(5) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest, Minority Interests and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(6) In computing this ratio, "Preferred Dividend Requirements" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
(7) Reflects (i) the $563,000,000 increase in Southern's paid-in-capital related to the initial public offering of common stock of Southern Energy, Inc. ("Southern Energy") in October 2000; (ii) the concurrent issuance by SEI Trust I of $345,000,000 aggregate liquidation amount of 6 1/4% Convertible Trust Preferred Securities, Series A for the benefit of Southern Energy; and
    (iii) the issuance of the Stock offered hereby.

                              RECENT DEVELOPMENTS

     On November 27, 2000, Southern announced that its management plans to seek approval from its Board of Directors for a complete spin-off to holders of Southern common stock of its 80.3 percent ownership of Southern Energy to take place on or about April 2, 2001. Completion of the spin-off is subject to numerous conditions and approvals. Reference is made to Southern's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and to Southern's Current Report on Form 8-K dated November 27, 2000 for additional information with respect to the spin-off.

     On November 27, 2000 and November 29, 2000, customers of San Diego Gas & Electric Company filed lawsuits in the Superior Court for the County of San Diego. Plaintiffs in each lawsuit seek class action status and allege that certain owners of electric generation facilities in California, including Southern, engaged in various unlawful and anticompetitive acts that served to manipulate and inflate the wholesale prices of electricity in California. While one such lawsuit names Southern as a defendant, it appears that the allegations, as they may relate to subsidiaries of Southern, are directed at the business operations of wholly-owned subsidiaries of Southern Energy. One lawsuit alleges that as a result of the defendants' conduct, customers paid approximately $4 billion more for electricity than they otherwise would have, and seeks an award of treble damages, as well as other injunctive and equitable relief. The other lawsuit alleges similar conduct but does not state any specific monetary damages and seeks an award of treble damages, as well as injunctive and other relief. The final outcome of these lawsuits cannot now be determined.

                                  UNDERWRITING

     Southern and the underwriters for the offering named below (the "Underwriters") have entered into an underwriting agreement (the "Underwriting Agreement") with respect to the Stock. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares of Stock indicated in the following table. Goldman, Sachs & Co. is the representative of the Underwriters.

                                                              NUMBER OF
                        UNDERWRITERS                            SHARES
                        ------------                          ----------
Goldman, Sachs & Co. .......................................   9,000,000
Banc of America Securities LLC..............................   2,250,000
Lehman Brothers Inc.........................................   2,250,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   2,250,000
Morgan Stanley & Co. Incorporated...........................   4,500,000
UBS Warburg LLC.............................................   2,250,000
ABN AMRO Incorporated.......................................     250,000
Blaylock & Partners, L.P. ..................................     250,000
Cazenove Inc. ..............................................     250,000
Chase Securities Inc. ......................................     250,000
A. G. Edwards & Sons, Inc. .................................     250,000
First Union Securities, Inc. ...............................     250,000
Jackson Securities Incorporated.............................     250,000
Edward D. Jones & Co., L.P. ................................     250,000
Raymond James & Associates, Inc. ...........................     250,000
The Williams Capital Group, L.P. ...........................     250,000
                                                              ----------
          Total.............................................  25,000,000
                                                              ==========

     Under the terms of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Stock being offered, if any are taken, other than the shares covered by the over-allotment option unless and until this option is exercised.

     If the Underwriters sell more shares of Stock than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 3,750,000 shares of Stock from Southern to cover such sales. They may exercise that option for 30 days. If any shares of Stock are purchased pursuant to this option, the Underwriters will severally purchase shares of Stock in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts to be paid to the Underwriters by Southern. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase additional shares of Stock.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Share...................................................  $       .92    $       .92
          Total.............................................  $23,000,000    $26,450,000

     Stock sold by the Underwriters to the public will initially be offered at the initial price to public set forth on the cover page of this Prospectus Supplement. Any Stock sold by the Underwriters to securities dealers may be sold at a discount of up to $.55 per share of Stock from the initial price to public. Any such securities dealers may resell the Stock purchased from the Underwriters to certain other brokers and dealers at a discount of up to $.10 per share of Stock from the initial price to public. If all the Stock is not sold at the initial price to public, the Underwriters may change the offering price and other selling terms.

     Southern has agreed with the Underwriters, during the period of 90 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any of its common stock or any security convertible into or exchangeable into or exercisable for shares of its common stock, without the prior written consent of Goldman, Sachs & Co. This agreement does not apply to issuances under Southern's employee or director compensation plans or its employee or shareholder investment plans. In addition, the directors and executive officers of Southern and the executive officers of Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company and Savannah Electric and Power Company have agreed that during the 90 day period described above, without the prior written consent of Goldman, Sachs & Co., they will not dispose of or hedge any of the common stock of Southern or any securities convertible into or exchangeable for common stock of Southern. These lock-up agreements are subject to certain limited exceptions and Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     The shares of Stock will be listed on the NYSE under the symbol "SO."

     In connection with the offering, the Underwriters may purchase and sell the Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater numbers of shares of Stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Stock while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares of Stock sold by or for the account of that Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Stock. As a result, the price of the Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Southern estimates that its expenses in connection with this offering, excluding underwriting discounts, will be approximately $490,000.

     Southern has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to Southern and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                                 LEGAL OPINIONS

     The legality of the Stock will be passed upon on behalf of Southern by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                     [This page intentionally left blank.]

             ------------------------------------------------------
             ------------------------------------------------------
  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement and accompanying Prospectus is an offer to sell only the Stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement and accompanying Prospectus is current only as of its date.
                             ---------------------
                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Use of Proceeds......................   S-2
Selected Consolidated Financial
  Information........................   S-2
Recent Developments..................   S-3
Underwriting.........................   S-4
Legal Opinions.......................   S-5

                PROSPECTUS

About this Prospectus................     2
Available Information................     3
Incorporation of Certain Documents by
  Reference..........................     3
The Southern Company.................     5
Southern Company Capital Funding,
  Inc................................     5
The Trusts...........................     5
Accounting Treatment of Trusts.......     6
Certain Ratios.......................     6
Use of Proceeds......................     6
Description of the Common Stock......     7
Description of the Senior Notes......     8
Description of the Senior Notes
  Guarantees.........................    11
Description of the Junior
  Subordinated Notes.................    12
Description of the Junior
  Subordinated Notes Guarantees......    17
Description of the Preferred
  Securities.........................    18
Description of the Preferred
  Securities Guarantees..............    18
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Notes, the Preferred Securities
  Guarantees and the Junior
  Subordinated Notes Guarantees......    21
Description of the Stock Purchase
  Contracts and the Stock Purchase
  Units..............................    22
Description of the Stock Purchase
  Guarantees.........................    22
Plan of Distribution.................    23
Legal Matters........................    24
Experts..............................    24

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                               25,000,000 Shares

                            (Southern Company Logo)
                                  Common Stock
                             ---------------------
                              GOLDMAN, SACHS & CO.

                         BANC OF AMERICA SECURITIES LLC

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                                UBS WARBURG LLC
             ------------------------------------------------------
             ------------------------------------------------------